090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske Secretary of State State of Nevada	20180080009-68
	Filing Date and Time 02/21/2018 1:20 PM
	Entity Number E0294932016-7

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

FERD

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 Authorized Stock has been amended, to read in its entirety as set forth on Exhibit A attached hereto and made a part hereof by this reference.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 2,800,000 (74.67%)

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit A

Article 3 of the Corporation's Articles of Incorporation shall be amended to read as follows:

"3. Authorized Stock:

The Corporation is authorized to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is three hundred ten million (310,000,000) shares, of which three hundred million (300,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001), and ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001). The Board of Directors shall have authority to prescribe and provide for, by resolution or resolutions adopted by the Board of Directors, the issuance of Preferred Stock from time to time in one or more classes and/or series, the distinguishing designation for each class or series of Preferred Stock, the number of each class or series of Preferred Stock and the voting powers, designations, preferences and relative, participating, optional or other rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions, if any, thereof, and to increase or decrease the number of shares of any class or series of Preferred Stock subsequent to the issuance of shares of that class or series, but not below the number of shares of such class or series then outstanding, all to the full extent permitted by the Nevada Private Corporations Law (Chapter 78 of the Nevada Revised Statutes), or any successor law(s) of the State of Nevada. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series."